EXHIBIT 99.1

Energy Resources 12, L.P.

5815 N. Western Avenue

Oklahoma City, OK 73118

Reserves and Economic Evaluation

Year-End 2021 Reserves

Non-Operated Assets located within the

Williston Basin in North Dakota

Effective: January 1, 2022

SEC Pricing

Prepared: January 31, 2022

By: John Paul (J.P.) Dick, P.E.

Candace Cantrell, P.E.

January 31, 2022

Energy Resources 12, L.P.

5815 N. Western Avenue

Oklahoma City, OK 73118

Re: Reserve & Economic Evaluation

Non-Operated Assets in the

Williston Basin, North Dakota

Year-End 2021 Reserves – SEC Price

Executive Summary

An engineering and economic evaluation was prepared for oil and gas reserves located within the Williston Basin in North Dakota in which Energy Resources 12, L.P. (“ER12”) owns a working and/or royalty interest. The oil and gas reserves associated with these properties were evaluated and classified as Proved Reserves in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC). The Proved reserves include three hundred eighty (380) Proved Developed Producing (PDP) wells, sixteen (16) Proved Developed Non-Producing (PDNP) wells; eleven (11) PaDNP wells are waiting on workover or offset activity to return to production and five (5) PDNP wells have been commenced but are not yet on production; forty-nine (49) Proved Non-Consent (PNC) wells, and one hundred eight (108) Proved Undeveloped (PUD) locations targeting the Bakken Shale and Three Forks formation in multiple sections/units. Also included in the attached economic reports are four (4) Proved Non-Consent Shut-In (PNCSI) wells; however, these wells were given no value or reserves for this evaluation. All wells and locations are horizontal.

Remaining reserves, future cashflow, and present worth values were calculated as of January 1, 2022. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by ER12.

The reserves and economics were determined using SEC YE2021 pricing as of January 1, 2022. Table 1 summarizes the estimated net reserves and future net revenue (cashflow), discounted and undiscounted, to the ER12 interest in these properties.

Table 1 - Net Reserve and Economic Report Summary
Reserve Category	#	Oil	Gas	NGL	Net Cashflow	PV 10%
	Wells	(Mbbl)	(MMcf)	(Mbbl)	($M)	($M)
Proved	566	9,956	11,875	1,996	440,333	214,875
PDP	380	4,664	7,893	1,360	205,554	111,246
PaDNP	11	27	37	13	646	411
PDNP	5	7	7	0	328	176
PNC	49	20	15	3	761	360
PNCSI	4	0	0	0	0	0
PUD	108	5,239	3,923	619	233,043	102,683
TA	4	0	0	0	0	0
PA	5	0	0	0	0	0

Economic Evaluation

Future Income

Future net revenue in this report includes deductions for state production taxes. Future net cashflow is after deducting state production taxes, future capital investments, and lease operating expenses but before consideration of any state and/or federal income taxes. For purposes of this evaluation, future capital investments include costs for drilling, completing, and equipping new wells. Abandonment costs of 100 M$ at the end of well life for each well have been included in this evaluation. The future net cashflow has not been adjusted for any outstanding loans that may exist, cash on hand, or undistributed income. Future net cashflow has been discounted at an annual rate of ten percent (10%) to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money. Future net revenue (cashflow) presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties evaluated.

Interests

Well and leasehold interests were provided by ER12 and are shown by well in Exhibit A. The non-operated interests for all proved reserves average approximately 5.4% working interest and 4.3% net revenue interest.

Product Pricing

Per SEC rules, the SEC pricing is determined by calculating the unweighted arithmetic average of the first-day-of-the-month NYMEX oil and gas pricing for the prior twelve calendar months (January 2021 through December 2021) to the date of evaluation. All prices are held constant throughout the lives of the properties. For year-end 2021, the unweighted arithmetic average NYMEX (Cushing) oil price is 66.56 $/bbl and the average NYMEX (Henry Hub) natural gas price is 3.60 $/MMbtu. Prices were adjusted for quality, basis, energy content, transportation fees and other market differentials based on an analysis of revenue data.

Differentials to NYMEX pricing were calculated by examining ER 12 revenue statements and financial information to determine deductions or increases to oil and gas prices due to Btu, differentials, NGLs, processing, transportation, and/or contract terms. The pricing adjustments and differentials are shown by well in Exhibit B.

Including the adjustments for quality, basis, energy content, transportation fees and other market differentials, the average realized price throughout the lives of the properties were 65.11 $/bbl oil, 3.29 $/Mcf natural gas and 15.97 $/bbl NGL.

Expenses

Expenses were calculated by examining historical financial information provided by ER 12 to determine a fixed monthly rate and variable expenses to model the actual well life expense changes for all wells. Deductions for processing, transportation, and/or contract terms were also calculated for each product. Expenses were not escalated and are shown in Table 4.

Future Well Investments

Capital expenses for the future locations were estimated by operator and are shown by well in Exhibit B. Capital timing for future development work was determined by operator and provided by ER12. Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates.

Reserve Determination

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering (production, pressure) data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). The estimated reserves and revenues shown in this report were determined by SEC standards for Proved Developed Producing (PDP) wells, Proved Developed Non-Producing (PDNP) wells, Proved Non-Consent (PNC) wells, and Proved Undeveloped (PUD) locations.

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs with defined limits and under current economic conditions, operating methods, and government regulations. Changes in any of these variables could materially change the reserves actually recovered.

Proved reserves are further classified as Proved Developed Producing (PDP) and Proved Non-Consent (PNC) which is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP and PNC reserves are the most reliable reserves, generally with a high degree of confidence (>90%) that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PDNP) reserves include zones that have been penetrated by drilling but have not produced or have not produced in sufficient quantities to allow material balance or decline curve analysis with a high degree of confidence. This category includes wells awaiting completion. Also included in this category are wells that have temporarily stopped producing due to offset activity or workover operations but will return to production as soon as work has been commenced.

Proved Undeveloped (PUD) reserves are those quantities of petroleum that are estimated to be recovered from undrilled acreage (locations) in a continuous portion of the Proved Developed reservoir as defined by directly offsetting PDP wells and geological interpretations. The Proved Undeveloped and In Progress wells are forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. When possible and practical, volumetric calculations and analogies were integrated into the reserve estimates. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations. We consider all assumptions, data, and procedures utilized in this report appropriate for the purpose of this report.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting interpretation, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

Pinnacle Energy Services, LLC is an established petroleum engineering consulting firm. We hereby confirm that neither this firm, its affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner. This report was completely independently prepared by Pinnacle Energy Services, LLC and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

All information reviewed and utilized will be retained and is available for review by authorized parties at any time. Information used to prepare the evaluation was provided by Energy Resources 12, L.P. and was supplemented by public and in-house data. Pinnacle Energy Services, LLC can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ J.P. Dick John Paul (J.P.) Dick, P.E. Petroleum Engineer	/s/ Candace Cantrell Candace Cantrell, P.E. Petroleum Engineer